

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Mike Silvestrini
Managing Partner
Energea Portfolio 3 Africa LLC
62 Clementel Drive
Durham, CT 06422

> **Re: Energea Portfolio 3 Africa LLC**
> **Amendment No. 2 to Form 1-A**
> **Filed September 13, 2023**
> **File No. 024-11579**

Dear Mike Silvestrini:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 1-A filed September 13, 2023

The Company's Projects, page 13

1.   We note your responses to prior comments 15 and 16. Revise the Company's Projects section to provide comprehensive and current information with respect to all your projects. With a view to disclosure, tell us the status of the projects associated with the other offerings.

Price of Class A Investor Shares, page 15

2.   We note your response to prior comment 2. The frequency of your pricing changes and the absence of a fixed price for the offering are inconsistent with Regulation A, which does not provide for at the market offerings. Please revise to provide consistent disclosure regarding the fixed price at which the shares are being offered with this filing. Eliminate the suggestion that the shares are being offered at variable prices. Note that the at-the-

market limitation contained in Securities Act Rule 251(d)(3)(ii) prohibits market-based formula pricing. See, <u>e.g.</u>, Securities Act Sections C&DI No. 139.13.

<u>Calculating Distributions, page 16</u>

3.   We note your response to prior comment 3 and reissue the comment. Please revise to further explain the numbers and calculations you use for your referenced return rates.

<u>Use of Proceeds, page 21</u>

4.   We note your response to prior comment 4, and we reissue this comment. Please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. In that regard, we note your revised disclosure in the narrative regarding the use of proceeds for Projects. However, the amount intended to be used for any disclosed projects is still not described. Also, describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold. Please refer to the Instructions to Item 6 of Form 1-A.

<u>Management Discussion</u>
<u>Operating Results, page 27</u>

5.   We note your response to comment 5. Please amend to provide an analysis of the changes in revenue, professional fess and other general and administrative expense for the periods presented. Refer to Instruction to Item 9(a)2 of the Form 1-A.

<u>Our Management Team, page 28</u>

6.   Please disclose when the management changes reflected in this section took place and the principal reason(s) for the overall changes. Also include in this section a further explanation regarding the staffing and allocation of resources that you provided in your letter of response. If no one is specifically allocating a certain amount of time to the company's affairs on a regular basis, this also should be clearly stated. See prior comment 9.

<u>Interest in Management and Others in Certain Transactions, page 32</u>

7.   We note your response to prior comment 17 and reissue in part. Please clarify whether the Company has currently proposed any transaction in the "one circumstance" you describe in Item 13.

<u>Financial Statements</u>
<u>Note 1 - Organization, Operations and Summary of Significant Accounting Policies, page 36</u>

8.   We note your response to comment 11, indicating that you rely on International Accounting Standard, IAS 36 for the impairment evaluation of your investment in solar

projects; however, this accounting standard is inconsistent with the basis of presentation disclosures and audit opinion that state your financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Disclose how you account for your investments in solar projects and identify the applicable US GAAP accounting standard used as the basis for accounting for the investments, including evaluation for impairment. We reissue prior comment 11.

Revenue Recognition, page 36

9.   We note your response to comment 12. Please amend your revenue recognition policy to address each of the five steps under ASC 606 for each revenue stream. In this regard, we note that you receive payments from customers under the Solar Lease Agreements, Cell Owner Agreements and the Purchase and Sale Agreements for Environmental Commodities.

Exhibits

10. We note that your Auditor's consent (Exhibit 1A-11) was signed as of March 31, 2021 by Mahoney Sabol. We also note that your Independent Auditor's Report was conducted by Whittlesey PC, and is signed as of April 28, 2023. As such, please file an auditor's consent signed by Whittlesey PC.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Isabella Mendonca, Esq.